77Q1(b) TEXT OF PROPOSAL TO CHANGE INVESTMENT POLICIES OF LARGE CAP GROWTH FUND


TO: Board of Trustees of Touchstone Strategic Trust and Touchstone Variable Series Trust

FROM:       Tina D. Hosking

RE:         Proposed Changes to Name and Investment Policy of the Equity Fund
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Management proposes that the name of the Equity Fund be changed to the Large Cap
Growth Fund in order to more accurately reflect the Fund's investments. This change will become effective on May 1, 2002 with respect to the Equity Fund series of TVST and on August 1, 2002 with respect to the Equity Fund series of TST. Management further proposes that each Fund change its investment policy in accordance with the requirements of the SEC's New Fund Names Rule ("Rule
35d-1").

Rule 35d-1 requires that, in order not to be materially deceptive and misleading, a mutual fund whose name suggests that it focuses its investments in a particular type of investment, must:

1) adopt a policy to invest, under normal circumstances, at least 80% of the value of its net assets (net assets plus borrowings) in the particular type of investment suggested by the fund's name; and
2)       (a)     the foregoing investment policy may be a fundamental policy, in which case a change in the policy must be approved by the fund's shareholders, OR
         (b)     the foregoing investment policy may be a non-fundamental
                 policy, in which case the fund must provide the fund's shareholders with at least 60 days prior notice of any change in the investment policy.

At the December 20, 2001 Board Meeting the Trustees approved changes to each Fund's investment policy, so that the new policy is as follows: "The Fund invests primarily (at least 80% of net assets) in a diversified portfolio of common stocks. Shareholders will be provided with at least 60 days' notice of any change in this policy."

The name change requires each Fund to have either (1) a fundamental policy to invest at least 80% of it net assets, under normal circumstances, in large-capitalization securities OR (2) a nonfundamental policy to invest at least 80% of it net assets, under normal circumstances, in large-capitalization securities and to give shareholders 60 days' notice of any change to this 80% policy.

Management recommends that each Fund's nonfundamental policy be changed as follows, "The Fund invests primarily (at least 80% of net assets) in a diversified portfolio of large capitalization securities. Shareholders will be provided with at least 60 days' prior notice of any change in this policy."